INVEST IN **SPOOK HOUSE HORROR FILM**

A Halloween season slasher in the vein of Scream and Halloween


SPOOK HOUSE
A HALLOWEEN SEASON HORROR FILM

jakejarvi.com Round Lake Beach IL

Entertainment Film

LEAD INVESTOR

Craig Benzine Youtube Guy

I'm investing because I believe in Jake! He directed me for many years in his web series, Platoon of Power Squadron, so I've seen firsthand his ability to lead a production to ultimate glory. I have no doubt he'll put together something special. I don't know anyone more passionate than Jake about horror movies. And this happens to be a horror movie! I've read the script. I've seen the location. I know his plan. And I'm excited to see this movie.

Invested $10,000 this round

Highlights

1. Halloween season horror has an annual built-in demand in the streaming marketplace.
2. The film will feature YouTubers with million+ subscriber bases for built-in social media appeal.

2. The film will feature YouTubers with million+ subscriber bases for built-in social media appeal.

3. Horror is the most profitable film genre.
4. Incredible production value + low budget = Potential for enormous ROI (Not guaranteed)
5. Director Jake Jarvi's previous work was singled out by legendary horror director Wes Craven.
6. Producer Steve Kristof has a 20-years as a professional haunt creator for authenticity and access.
7. Make-up FX Lead Catherine Woods creates effects for network TV shows Chicago Med and Chicago Fire.

Our Team

Jacob Jarvi Director, Writer, Editor, Producer



Jacob Jarvi Director, Writer, Editor, Producer

Jake shoots and edits every video on the Rob Scallon YouTube channel with more than 2 million subscribers and over 468 million video views. He was the driving force behind the multi-award-winning web series The Platoon of Power Squadron.

Halloween is our favorite season and horror is our favorite genre. This is exactly the kind of story that we've been longing to tell for decades. Now that the opportunity has presented itself, we can't wait to get started.



Stephen Kristof Producer and Haunt Creator

Steve has been scaring people professionally for 20 years as the hauntrepreneur behind the Realm of Terror Haunted House. He's the owner and designer of 60 To Escape escape rooms and a decorated mini-golf champion on ABCs Holey Moley.



Alexander Lakin Director of Photography

Alexander Lakin is a Chicago cinematographer shooting for trusted brands like United Airlines, Sotheby's International Realty, Fuse TV, and Porsche. He collaborates with filmmakers on enriching stories using a strong sense of lighting and framing.

SPOOK HOUSE Pitch Deck


SPOOK HOUSE
A HALLOWEEN SEASON HORROR FILM


SYNOPSIS
A costumed killer picks off cast members of a Halloween haunt attraction in ways that mimic injuries they fake for the haunt --someone portraying an autopsy corpse with a removed heart actually has their heart ripped out. For each kill sequence, the killer is disguised in a different costume from the haunt.
On Halloween night, the killer unleashes a whirlwind of violence on anyone visiting the haunt, bringing the terrifying sacrificial origins of All Hallows' Eve into the modern day.
It's up to three of the haunters to band together to stop the killer.


WRITER / DIRECTOR
JAKE JARVI

Jake was the creator, writer, director, editor, sound editor,
a producer, and a visual effects artist on the multi-award-winning web series
The Platoon of Power Squadron.

Legendary horror director Wes Craven called his work "Slick in the best sense of the word. Very well-conceived. Very powerful and unsettling."

He shoots and edits every video that appears on the Rob Scallon YouTube channel
with more than 2 million subscribers and over 468 million video views.

He really like movies a lot.

Click for Director's Reel



LOCATION



Realm of Terror, a well established Halloween attraction in the Chicago suburbs, will serve as the main location for SPOOK HOUSE.

In addition to an incredibly cinematic location, they're supplying additional production value with costumes, make-up, and a large group of authentic haunt performers to round out the backdrop of our world.

Click to experience the tone of SPOOK HOUSE shot in the actual locations last October.

INDIE HORROR HAS A HIGH PROFIT HISTORY











HALLOWEEN
THEY WON'T STAY DEAD!
NIGHT OF THE LIVING DEAD

Budget: $60,000 Box Office: $248 million	Budget: $325,000 Box Office: $70 million	Budget: $1.2 million Box Office: $103 million	Budget: $1.5 million Box Office: $99.5 million	Budget: $114,000 Box Office: $30 million

EVEN RECENT INDIES YOU'VE NEVER HEARD OF GET IMPRESSIVE RETURNS ON INVESTMENT











WRETCHED
SEARCHING
ONE CUT OF THE DEAD
SATAN'S SLAVES
MONSTERS

Budget: $66,000 Box Office: $2.2 million	Budget: $880,000 Box Office: $75 million	Budget: $50,000 Box Office: $31.2 million	Budget: $150,000 Box Office: $16.2 million	Budget: $500,000 Box Office: $4.2 million

MORE LICENSING THAN EVER

Halloween-themed horror has a guaranteed position in the marketplace every year from September through October.

SPOOK HOUSE is tailor-made to appeal to both the average viewer looking for the the perfect seasonal scare and the hardcore horror fan looking to live in the season all year long.

The era of streaming has also introduced a swath of horror-exclusive streaming services. With the wealth of outlets looking for horror, SPOOK HOUSE won't have trouble finding licensing opportunities for the next 15 years.

BIG STREAMERS NEED HALLOWEEN-THEMED HORROR EVERY YEAR







NETFLIX
hulu
huluween
prime video
Happy Halloween!
NETFLIX AND CHILLS
BEST HALLOWEEN MOVIES ON AMAZON PRIME

HORROR STREAMING SERVICES ARE LOOKING FOR CONTENT ALL YEAR









SHUDDER Horror. Thrillers. Suspense.
SCREAMBOX
MIDNIGHT PULP
FRIGHTPIX

Return on Investment

Return on Investment

All investors recoup 120% of their investment before the production team shares in any profit, after which the investor pool and the production team split profits 50/50 in perpetuity. Any single investor's percentage of profit within the pool is determined by their investment's percentage of the film's budget.

Investment Levels

$100-$4,999	Listed in WeFunder Investors during Special Thanks of End Credits
$5,000	Additional Producer Credit during End Credits
$10,000	Executive Producer Credit during End Credits
$20,000	Producer Credit during Opening Credits
$50,000	Your Logo as a Production Company at the Start of the Film



SPOOK HOUSE Budget Breakdown
Minimum Total Budget $80,000

Crew 31%
Cast 23%
Wefunder Fees 7.5%
Marketing & Festival Submissions 3%
Post Production 10%
Production 25.5%



SPOOK HOUSE Budget Breakdown
Maximum Total Budget $107,000

Crew 28%
Cast 25%
Wefunder Fees 7.5%
Marketing & Festival Submissions 2.5%
Post Production 10%
Production 27%



VISUAL STYLE

NIGHT

VISUAL STYLE

DAY






Timeline

- 😈 August 6, 2022 - First Day of Production

- 😈 October 23, 2022 - Wrap on Principal Photography

- 😈 January 23, 2023 - Director's Cut Due
  -includes final VFX, first music mix, temp sound mix, temp color

- 😈 March 1, 2023 - Final Cut Due
  -final sound mix, final color, final titles

- 😈 March 11, 2023 - Cast, Crew, Investor Screening
  -last chance for feedback before festival run

- 😈 April 15, 2023 - Lock Festival Cut, Commence Festival Submissions

Why Invest?

😈 Our budget to production value ratio is insane. A majority of horror indies selling to streamers consist of two to three people in a single house. With an impressive, functional, massive-in-scope location at our disposal, the world of the film is already more vibrant and inviting than everything else heading to the marketplace, so we can invest all of our production budget into a wide swath of characters, mind blowing horror make-up effects, and more shoot days to make it all look amazing. We're also doing it all on a weekends-only production schedule allowing us access to greater talent in front of and behind the camera at a lower budget level all of which means we have a higher likelihood of turning a profit due to the relatively low investment.

😈 Halloween is only second to Christmas in terms of holiday proftiability in the retail sector. It's a holiday that demands massive engagement and consumers want content that allows them to live in the season year after year. This film will be a tradition that people will stream, purchase, and revisit annually leading to an annual cycle of profit.

😈 Genre films, especially horror, are inherently a more sound investment than any other type of movie. Outside of sequels, a cast of recognizable names means nothing to success in a horror marketplace that hinges solely on a devotion to the genre itself, scares, tension, blood, macabre fun, and word of mouth.

FROM WRITER / DIRECTOR
JAKE JARVI

As an avid horror fan, I've spent decades engaging with the horror audience and studying all of the elements that make a movie pop for the genre community. I combined every single salable element into the script for SPOOK HOUSE. It's got all the saleable elements that horror distributors look for, but with a heart centered around personal creative ambitions and likeable characters.

The independent horror films that overperform at the box office all rely on word of mouth from the community. That word of mouth is generated by two things. A nostalgic appreciation for the films that came before and showing them something that they can't see anywhere else. SPOOK HOUSE is dripping with homage to the slasher cycles of the '80s and '90s, but with a simple modern twist that's never been seen before.

Best of all, it's fun. A lot of the modern horror content dropping to streamers is mean spirited and ugly. SPOOK HOUSE is the kind of movie that makes you want to get together with your friends, order pizzas, and turn out the lights.





It's exactly the movie that horror streamers are looking for.